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                              August 29, 2022

       Yishai Cohen
       Chief Executive Officer
       Landa App LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Form 1-A filed
August 2, 2022
                                                            File No. 024-11953

       Dear Mr. Cohen:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed August 2, 2022

       Management's Discussion and Analysis, page 28

   1. Please revise to address material changes to individual Series and include disclosure of performance
information for the Company's historical operations, including dividend payments, vacancies and
defaults. In this regard, we note the Form 1-U filed July 8, 2022 and statement that the
tenant for the 6440 Woodstone Terrace Series vacated the property, and that the property
will not earn any income and the Manager will not earn its
                                                        Management Fee until
the Manager enters into a new Lease Agreement with a new
                                                        tenant. As other
examples, we note the 201 Signet Court Series property is vacant and has not engaged in any
subsequent rental operations since January 2022, and it appears from the Landa App that the
interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.
   2. We note your disclosure on page 22 regarding the rise in inflation. Please revise to identify actions
planned or taken, if any, to mitigate inflationary pressures, and the extent to which recent
inflationary pressures have materially impacted series operations. Identify
 Yishai Cohen
FirstName
Landa AppLastNameYishai   Cohen
           LLC
Comapany
August 29, NameLanda
           2022        App LLC
August
Page 2 29, 2022 Page 2
FirstName LastName
         the types of inflationary pressures you are facing and how the series have been affected.
Financial Statements, page F-1

3. We note the Form 1-A POS that was qualified on January 7, 2022 included 37 series.
         Please tell us how you determined it was unnecessary to provide Rule 8-06 financial statements for those 37 series within this offering circular. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities
         Act Sections.
4. It appears you have provided pro forma statements of operations for each of the new 186 series and for the previously qualified 37 series. However, it does not appear that you have provided a pro forma statement of operations for the issuer as a whole within this offering circular. Please revise or advise. Refer to Part F/S of Form 1-A and Question
         104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.
Exhibits

5. Please advise why you believe the form-of lease agreements are sufficient for each Series.
         We also note you do not include Property Page materials with information made available on the Landa App. Please file the materials for each Series or advise. In this regard, we note a reference to "free stock" on the Landa App. Please advise us of the details of any free stock offering.
General

6. We note the Master Series Table includes only the new Series. Please provide updated disclosure for the open and closed offerings.




        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

         You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
 Yishai Cohen
Landa App LLC
August 29, 2022
Page 3

you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jim Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameYishai Cohen
                                                          Division of
Corporation Finance
Comapany NameLanda App LLC
                                                          Office of Real Estate
& Construction
August 29, 2022 Page 3
cc:       Mark Schonberger
FirstName LastName